Exhibit 99.1

NIO Inc. Reports Unaudited Third Quarter 2021 Financial Results

Quarterly Total Revenues reached RMB9,805.3 million (US$1,521.8 million)i

Quarterly Deliveries of the ES8, the ES6 and the EC6 were 24,439 vehicles

SHANGHAI, China, November 9, 2021 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Operating Highlights for the Third Quarter 2021

•	Deliveries of vehicles were 24,439 in the third quarter of 2021, including 5,418 ES8s, 11,271 ES6s and 7,750 EC6s, representing an increase of 100.2% from the third quarter of 2020 and an increase of 11.6% from the second quarter of 2021.

Key Operating Results

	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Deliveries	24,439	21,896	20,060	17,353

	2020 Q3	2020 Q2	2020 Q1	2019 Q4
Deliveries	12,206	10,331	3,838	8,224

Financial Highlights for the Third Quarter 2021

•	Vehicle sales were RMB8,636.8 million (US$1,340.4 million) in the third quarter of 2021, representing an increase of 102.4% from the third quarter of 2020 and an increase of 9.2% from the second quarter of 2021.

•	Vehicle marginii was 18.0%, compared with 14.5% in the third quarter of 2020 and 20.3% in the second quarter of 2021.

•	Total revenues were RMB9,805.3 million (US$1,521.8 million) in the third quarter of 2021, representing an increase of 116.6% from the third quarter of 2020 and an increase of 16.1% from the second quarter of 2021.

•	Gross profit was RMB1,993.2 million (US$309.3 million) in the third quarter of 2021, representing an increase of 240.3% from the third quarter of 2020 and an increase of 26.6% from the second quarter of 2021.

•	Gross margin was 20.3%, compared with 12.9% in the third quarter of 2020 and 18.6% in the second quarter of 2021.

•	Loss from operations was RMB991.9 million (US$153.9 million) in the third quarter of 2021, representing an increase of 4.9% from the third quarter of 2020 and an increase of 29.9% from the second quarter of 2021. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB726.3 million (US$112.7 million) in the third quarter of 2021, representing a decrease of 19.0% from the third quarter of 2020 and an increase of 41.9% from the second quarter of 2021.

•	Net loss was RMB835.3 million (US$129.6 million) in the third quarter of 2021, representing a decrease of 20.2% from the third quarter of 2020 and an increase of 42.3% from the second quarter of 2021. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB 569.7 million (US$88.4 million) in the third quarter of 2021, representing a decrease of 42.9% from the third quarter of 2020 and an increase of 69.7% from the second quarter of 2021.

•	Net loss attributable to NIO’s ordinary shareholders was RMB2,858.9 million (US$443.7 million) in the third quarter of 2021, representing an increase of 140.7% from the third quarter of 2020 and an increase of 333.6% from the second quarter of 2021. In the third quarter of 2021, NIO repurchased 1.418% equity interest in NIO China from a minority strategic investor for a total consideration of RMB2.5 billion and recorded an amount of RMB2,023.5 million (US$314.0 million) in accretion on redeemable non-controlling interests to redemption value. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB569.7 million (US$88.4 million).

•	Basic and diluted net loss per American Depositary Share (ADS)iii were both RMB1.82 (US$0.28) in the third quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.36 (US$0.06).

•	Cash and cash equivalents, restricted cash and short-term investment were RMB47.0 billion (US$7.3 billion) as of September 30, 2021.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)
	2021 Q3	2021 Q2	2020 Q3	% Changeiv
				QoQ		YoY
Vehicle Sales	8,636.8	7,911.8	4,266.8	9.2%		102.4%
Vehicle Margin	18.0%	20.3%	14.5%	-230	bp	350	bp
Total Revenues	9,805.3	8,448.0	4,526.0	16.1%		116.6%
Gross Profit	1,993.2	1,573.9	585.8	26.6%		240.3%
Gross Margin	20.3%	18.6%	12.9%	170	bp	740	bp
Loss from Operations	(991.9)	(763.3)	(946.0)	29.9%		4.9%
Adjusted Loss from Operations (non-GAAP)	(726.3)	(511.9)	(896.7)	41.9%		-19.0%
Net Loss	(835.3)	(587.2)	(1,047.0)	42.3%		-20.2%
Adjusted Net Loss (non-GAAP)	(569.7)	(335.8)	(997.8)	69.7%		-42.9%
Net Loss Attributable to Ordinary Shareholders	(2,858.9)	(659.3)	(1,187.9)	333.6%		140.7%
Net Loss per Ordinary Share-Basic and Diluted	(1.82)	(0.42)	(0.98)	333.3%		85.7%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(0.36)	(0.21)	(0.82)	71.4%		-56.1%

Recent Developments

Deliveries in October 2021

•	NIO delivered 3,667 vehicles in October 2021, representing a decrease of 27.5% year-over-year due to restructuring and upgrades of the manufacturing lines, preparation for new products introduction and certain supply chain volatilities. As of October 31, 2021, cumulative deliveries of the ES8, ES6 and EC6 reached 145,703 vehicles.

Completion of Increase of Controlling Equity Interests in NIO China

•	In September 2021, NIO completed the increase of its controlling equity interests in NIO China through the purchase of certain investor’s equity interests and the subscription for newly increased registered capital. The Company currently holds an aggregate of 92.114% controlling equity interests in NIO China.

At-The-Market Offering

•	As of the date of this press release, NIO has sold 33,175,896 ADSs under the on-going at-the-market offering program as previously announced on September 7, 2021, and has raised gross proceeds of approximately US$1,200.6 million, including the commissions paid to the distribution agents of approximately US$15.6 million and certain offering expenses.

CEO and CFO Comments

“We achieved another all-time high quarterly delivery of 24,439 for the third quarter of 2021, representing a solid growth of 100.2% year-over-year. Our demand continues to be strong and our new orders reached a new record high in October,” said William Bin Li, founder, chairman and chief executive officer of NIO. “Despite the continued supply chain volatilities, our teams and partners are working closely together to secure the supply and production for the fourth quarter of 2021. Meanwhile, we are fully dedicated to accelerating our products and technologies development and bringing the three new products based on NIO Technology Platform 2.0 to users in 2022 to lead the smart EV transformation and adoption,” concluded Mr. Li.

“We achieved new heights with our third quarter delivery while upholding a healthy financial performance with a 18.0% vehicle margin and a 20.3% gross margin, including the sales of regulatory credits,” added Steven Wei Feng, NIO's chief financial officer. “As we broaden our user base and enter global new markets, we are determined to further expand our sales and service network and expedite the swapping and charging infrastructure deployment to better reach and serve more users worldwide.”

Financial Results for the Third Quarter 2021

Revenues

•	Total revenues in the third quarter of 2021 were RMB9,805.3 million (US$1,521.8 million), representing an increase of 116.6% from the third quarter of 2020 and an increase of 16.1% from the second quarter of 2021.

•	Vehicle sales in the third quarter of 2021 were RMB8,636.8 million (US$1,340.4 million), representing an increase of 102.4% from the third quarter of 2020 and an increase of 9.2% from the second quarter of 2021. The increase in vehicle sales over the third quarter of 2020 and the second quarter of 2021 was mainly attributed to the increase of vehicle delivery volume in the third quarter of 2021.

•	Other sales in the third quarter of 2021 were RMB1,168.5 million (US$181.4 million), representing an increase of 350.8% from the third quarter of 2020 and an increase of 117.9% from the second quarter of 2021. The increase in other sales over the third quarter of 2020 and the second quarter of 2021 was mainly due to the sales of automotive regulatory credits and battery upgrade service, as well as other revenues which increased in line with the incremental vehicle sales in the third quarter of 2021.

Cost of Sales and Gross Margin

•	Cost of sales in the third quarter of 2021 was RMB7,812.1 million (US$1,212.4 million), representing an increase of 98.3% from the third quarter of 2020 and an increase of 13.6% from the second quarter of 2021. The increase in cost of sales over the third quarter of 2020 and the second quarter of 2021 was in line with revenue growth, which was mainly driven by the increase of vehicle delivery volume in the third quarter of 2021.

•	Gross Profit in the third quarter of 2021 was RMB1,993.2 million (US$309.3 million), representing an increase of 240.3% from the third quarter of 2020 and an increase of 26.6% from the second quarter of 2021.

•	Gross margin in the third quarter of 2021 was 20.3%, compared with 12.9% in the third quarter of 2020 and 18.6% in the second quarter of 2021. The increase of gross margin compared to the third quarter of 2020 was mainly driven by the increase of vehicle margin and the sales of automotive regulatory credits in the third quarter of 2021. The increase of gross margin compared to the second quarter of 2021 was mainly due to the sales of automotive regulatory credits.

•	Vehicle margin in the third quarter of 2021 was 18.0%, compared with 14.5% in the third quarter of 2020 and 20.3% in the second quarter of 2021. The increase of vehicle margin compared to the third quarter of 2020 was mainly driven by the higher average selling price, as well as lower material cost. The decrease of vehicle margin compared to the second quarter of 2021 was mainly driven by the increased financing at subsidized rates for vehicle purchases which resulted in a deduction of vehicle revenue and an increase in tooling depreciation cost.

Operating Expenses

•	Research and development expenses in the third quarter of 2021 were RMB1,193.1 million (US$185.2 million), representing an increase of 101.9% from the third quarter of 2020 and an increase of 35.0% from the second quarter of 2021. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB1,095.0 million (US$169.9 million), representing an increase of 89.5% from the third quarter of 2020 and an increase of 36.7% from the second quarter of 2021. The increase of research and development expenses over the third quarter of 2020 and the second quarter of 2021 was mainly attributed to the increased personnel costs in research and development functions as well as the incremental design and development costs for new products and technologies.

•	Selling, general and administrative expenses in the third quarter of 2021 were RMB1,824.9 million (US$283.2 million), representing an increase of 94.1% from the third quarter of 2020 and an increase of 21.8% from the second quarter of 2021. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB1,667.5 million (US$258.8 million), representing an increase of 84.2% from the third quarter of 2020 and an increase of 24.7% from the second quarter of 2021. The increase in selling, general and administrative expenses over the third quarter of 2020 and the second quarter of 2021 was primarily due to the increase of personnel costs in sales and service functions and costs related to sales and service network expansion.

Loss from Operations

•	Loss from operations in the third quarter of 2021 was RMB991.9 million (US$153.9 million), representing an increase of 4.9% from the third quarter of 2020 and an increase of 29.9% from the second quarter of 2021. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB726.3 million (US$112.7 million) in the third quarter of 2021, representing a decrease of 19.0% from the third quarter of 2020 and an increase of 41.9% from the second quarter of 2021.

Share-based Compensation Expenses

•	Share-based compensation expenses in the third quarter of 2021 were RMB265.6 million (US$41.2 million), representing an increase of 439.8% from the third quarter of 2020 and an increase of 5.6% from the second quarter of 2021. The increase in share-based compensation expenses over the third quarter of 2020 was primarily attributed to additional options and restricted shares granted. Share-based compensation expenses remained relatively stable compared to the second quarter of 2021.

Net Loss and Earnings Per Share

•	Net loss was RMB835.3 million (US$129.6 million) in the third quarter of 2021, representing a decrease of 20.2% from the third quarter of 2020 and an increase of 42.3% from the second quarter of 2021. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB569.7 million (US$88.4 million) in the third quarter of 2021, representing a decrease of 42.9% from the third quarter of 2020 and an increase of 69.7% from the second quarter of 2021.

•	Net loss attributable to NIO’s ordinary shareholders in the third quarter of 2021 was RMB 2,858.9 million (US$443.7 million), representing an increase of 140.7% from the third quarter of 2020 and an increase of 333.6% from the second quarter of 2021. In the third quarter of 2021, NIO repurchased 1.418% equity interest in NIO China from a minority strategic investor for a total consideration of RMB2.5 billion and recorded an amount of RMB2,023.5 million (US$314.0 million) in accretion on redeemable non-controlling interests to redemption value. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB569.7 million (US$88.4 million) in the third quarter of 2021.

•	Basic and diluted net loss per ADS in the third quarter of 2021 were both RMB1.82 (US$0.28). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.36 (US$0.06).

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB47.0 billion (US$7.3 billion) as of September 30, 2021.

Business Outlook

For the fourth quarter of 2021, the Company expects:

■	Deliveries of the vehicles to be between 23,500 and 25,500 vehicles, representing an increase of approximately 35.4% to 46.9% from the same quarter of 2020, and a decrease of approximately 3.8% to an increase of approximately 4.3% from the third quarter of 2021.

■	Total revenues to be between RMB9,376.0 million (US$1,455.1 million) and RM10,105.6 million (US$1,568.4 million), representing an increase of approximately 41.2% to 52.2% from the same quarter of 2020, and a decrease of approximately 4.4% to an increase of approximately 3.1% from the third quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 9, 2021 (9:00 AM Beijing/Hong Kong Time on November 10, 2021).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Direct Event passcode and unique registrant ID would be provided upon registering.

http://apac.directeventreg.com/registration/event/1595019

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until November 18, 2021 07:59 AM ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland, China	+86-400-602-2065
Conference ID:	1595019

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells smart premium electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2020	September 30, 2021	September 30, 2021
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	38,425,541	21,594,871	3,351,471
Restricted cash	78,010	3,655,717	567,358
Short-term investment	3,950,747	21,706,448	3,368,788
Trade and notes receivable	1,083,372	3,277,911	508,724
Amounts due from related parties	169,288	1,048,656	162,749
Inventory	1,081,553	1,703,005	264,302
Prepayments and other current assets	1,418,306	1,328,823	206,230
Total current assets	46,206,817	54,315,431	8,429,622

Non-current assets:
Long-term restricted cash	41,547	44,385	6,888
Property, plant and equipment, net	4,996,228	6,032,503	936,230
Intangible assets, net	613	3	—
Land use rights, net	203,968	200,333	31,091
Long-term investments	300,121	1,307,975	202,995
Amounts due from related parties	617	—	—
Right-of-use assets - operating lease	1,350,294	2,348,642	364,504
Other non-current assets	1,541,724	4,761,588	738,987
Total non-current assets	8,435,112	14,695,429	2,280,695
Total assets	54,641,929	69,010,860	10,710,317
LIABILITIES
Current liabilities:
Short-term borrowings	1,550,000	5,310,000	824,099
Trade and notes payable	6,368,253	10,798,315	1,675,872
Amounts due to related parties	344,603	810,104	125,726
Taxes payable	181,658	184,766	28,675
Current portion of operating lease liabilities	547,142	646,887	100,395
Current portion of long-term borrowings	380,560	1,562,777	242,539
Accruals and other liabilities	4,604,024	7,290,806	1,131,516
Total current liabilities	13,976,240	26,603,655	4,128,822

Non-current liabilities:
Long-term borrowings	5,938,279	9,826,612	1,525,066
Non-current operating lease liabilities	1,015,261	1,792,738	278,229
Other non-current liabilities	1,849,906	3,055,570	474,217
Total non-current liabilities	8,803,446	14,674,920	2,277,512
Total liabilities	22,779,686	41,278,575	6,406,334

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2020	September 30, 2021	September 30, 2021
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	4,691,287	3,210,985	498,337
Total mezzanine equity	4,691,287	3,210,985	498,337

SHAREHOLDERS’ EQUITY
Ordinary shares	2,679	2,808	436
Treasury shares	—	(1,849,600)	(287,053)
Additional paid in capital	78,880,014	80,022,293	12,419,265
Accumulated other comprehensive loss	(65,452)	(234,396)	(36,378)
Accumulated deficit	(51,648,410)	(53,521,799)	(8,306,453)
Total NIO Inc. shareholders’ equity	27,168,831	24,419,306	3,789,817
Non-controlling interests	2,125	101,994	15,829
Total shareholders’ equity	27,170,956	24,521,300	3,805,646
Total liabilities, mezzanine equity and shareholders’ equity	54,641,929	69,010,860	10,710,317

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
				(US$)
Revenues:
Vehicle sales	4,266,788	7,911,813	8,636,765	1,340,405
Other sales	259,172	536,234	1,168,536	181,354
Total revenues	4,525,960	8,448,047	9,805,301	1,521,759
Cost of sales:
Vehicle sales	(3,649,069)	(6,308,001)	(7,078,180)	(1,098,516)
Other sales	(291,079)	(566,125)	(733,959)	(113,909)
Total cost of sales	(3,940,148)	(6,874,126)	(7,812,139)	(1,212,425)
Gross profit	585,812	1,573,921	1,993,162	309,334
Operating expenses:
Research and development	(590,783)	(883,666)	(1,193,122)	(185,170)
Selling, general and administrative	(940,331)	(1,497,760)	(1,824,875)	(283,216)
Other operating (loss)/income, net	(686)	44,182	32,910	5,108
Total operating expenses	(1,531,800)	(2,337,244)	(2,985,087)	(463,278)
Loss from operations	(945,988)	(763,323)	(991,925)	(153,944)

Interest income	51,652	193,034	240,120	37,266
Interest expenses	(108,761)	(60,527)	(77,190)	(11,980)
Share of losses of equity investees	(13,638)	(3,450)	(35,631)	(5,530)
Other (loss)/income, net	(29,049)	48,907	32,574	5,055
Loss before income tax expense	(1,045,784)	(585,359)	(832,052)	(129,133)
Income tax expense	(1,213)	(1,811)	(3,250)	(504)
Net loss	(1,046,997)	(587,170)	(835,302)	(129,637)

Accretion on redeemable non-controlling interests to redemption value	(142,742)	(72,168)	(2,023,534)	(314,048)
Net loss/(profit) attributable to non-controlling interests	1,802	61	(14)	(2)
Net loss attributable to ordinary shareholders of NIO Inc.	(1,187,937)	(659,277)	(2,858,850)	(443,687)
Net loss	(1,046,997)	(587,170)	(835,302)	(129,637)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	207,985	(114,327)	19,912	3,090
Total other comprehensive income/(loss)	207,985	(114,327)	19,912	3,090
Total comprehensive loss	(839,012)	(701,497)	(815,390)	(126,547)

Accretion on redeemable non-controlling interests to redemption value	(142,742)	(72,168)	(2,023,534)	(314,048)
Net loss/(profit) attributable to non-controlling interests	1,802	61	(14)	(2)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(979,952)	(773,604)	(2,838,938)	(440,597)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,210,613,409	1,563,893,630	1,567,807,244	1,567,807,244
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.98)	(0.42)	(1.82)	(0.28)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,210,613,409	1,563,893,630	1,567,807,244	1,567,807,244
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.98)	(0.42)	(1.82)	(0.28)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended September 30, 2021
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(7,812,139)	-79.7%	10,021	0.1%	(7,802,118)	-79.6%
Research and development expenses	(1,193,122)	-12.2%	98,170	1.0%	(1,094,952)	-11.2%
Selling, general and administrative expenses	(1,824,875)	-18.6%	157,400	1.6%	(1,667,475)	-17.0%

Total	(10,830,136)	-110.5%	265,591	2.7%	(10,564,545)	-107.8%

Loss from operations	(991,925)	-10.1%	265,591	2.7%	(726,334)	-7.4%

Net loss	(835,302)	-8.5%	265,591	2.7%	(569,711)	-5.8%

Accretion on redeemable non-controlling interests to redemption value	(2,023,534)	-20.6%	2,023,534	20.6%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,858,850)	-29.2%	2,289,125	23.4%	(569,725)	-5.8%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.82)		1.46		(0.36)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.82)		1.46		(0.36)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.28)		0.22		(0.06)

	Three Months Ended June 30, 2021
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(6,874,126)	-81.4%	8,393	0.1%	(6,865,733)	-81.3%
Research and development expenses	(883,666)	-10.5%	82,772	1.0%	(800,894)	-9.5%
Selling, general and administrative expenses	(1,497,760)	-17.7%	160,215	1.9%	(1,337,545)	-15.8%

Total	(9,255,552)	-109.6%	251,380	3.0%	(9,004,172)	-106.6%

Loss from operations	(763,323)	-9.0%	251,380	3.0%	(511,943)	-6.0%

Net loss	(587,170)	-7.0%	251,380	3.0%	(335,790)	-4.0%

Accretion on redeemable non-controlling interests to redemption value	(72,168)	-0.9%	72,168	0.9%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(659,277)	-7.8%	323,548	3.8%	(335,729)	-4.0%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(0.42)		0.21		(0.21)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(0.42)		0.21		(0.21)

	Three Months Ended September 30, 2020
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,940,148)	-87.1%	1,371	0.0%	(3,938,777)	-87.1%
Research and development expenses	(590,783)	-13.1%	12,996	0.3%	(577,787)	-12.8%
Selling, general and administrative expenses	(940,331)	-20.8%	34,872	0.8%	(905,459)	-20.0%

Total	(5,471,262)	-121.0%	49,239	1.1%	(5,422,023)	-119.9%

Loss from operations	(945,988)	-20.9%	49,239	1.1%	(896,749)	-19.8%

Net loss	(1,046,997)	-23.1%	49,239	1.1%	(997,758)	-22.0%

Accretion on redeemable non-controlling interests to redemption value	(142,742)	-3.2%	142,742	3.2%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,187,937)	-26.2%	191,981	4.2%	(995,956)	-22.0%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(0.98)		0.16		(0.82)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(0.98)		0.16		(0.82)

[i]	All translations from RMB to USD for the third quarter of 2021 were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board.

ii	Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii	Each ADS represents one ordinary share.

iv	Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.